DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New; York, New York 10158

April 24, 2015

Via EDGAR Correspondence

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Ransom,

                Assistant Director

Re:	Blue Earth, Inc.
Registration Statement on Form S-3
Filed March 25, 2015
File No. 333-202973

Dear Ms. Ransom:

As counsel to Blue earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated April 10, 2015 to the Company’s Registration Statement on Form S-3 (File No. 333-202973) (the “Registration Statement”).  The comments are repeated in the order set forth with our responses following in order.  The Company has filed Amendment No. 1 to its Registration Statement on this date.

General

1.

In an appropriate place  in your  registration statement, please describe each private placement transaction pursuant to which  you sold securities to the stockholders listed in the registration statement, including but not limited  to the exemption from registration relied upon in each such  transaction. Please  also provide  a further  description of the terms and conditions of the 12% Senior  Secured  Convertible Promissory Note issued in favor of Jackson  Investment Group, LLC.

Response:	This comment has been responded to under “Prospectus Summary - Private Placements” on page 8.

Incorporation of Certain Documents by Reference, page 16

2.

We note that you incorporate by reference your Form 10-K filed March 16, 2015, which, in turn, incorporates by reference your proxy statement, which has not yet been filed. Please note that we will  not be in a position  to declare  your filing effective until such time as the complete disclosure required  by Form  10-K has been filed.  Thus, please either amend the 10-K to include Part III or file the proxy.  Please refer to Compliance and Disclosure Interpretations Securities Act Forms Question 123.01, which can be found on our website.

Response:	The Company has filed its amended Form 10-K on April 22, 2015.

3.

If you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference.  Please see Compliance and Disclosure Interpretations. Securities Act Forms Question 123.05, which is available on our website.

Response:	This comment has been complied with on page 16 following subsection (d).

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

4.

We note that counsel has examined only the documents listed in points (a)-(j) of the legal opinion.  Counsel must examine all documents necessary to render the required opinions. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

Response:

This comment has been complied with.  The fourth paragraph of the opinion which defines the term “Documents” already said that we have examined such agreements, instruments, documents and records, “in each case as we have deemed necessary or appropriate for the purposes of expressing the opinions set forth in this Opinion Letter.”  Therefore, we added “as well as any other materials necessary and appropriate for us to render the required opinions” in the first full paragraph on page 2 of the Opinion.

5.	We note that the term "Outstanding Shares" is not defined in the legal opinion. Please have counsel revise the opinion or define the term "Outstanding Shares," as appropriate.

Response:	This comment has been complied with.

If you have any comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAIVIDOFF HUTCHER & CITRON LLP

By:  /s/ Elliot H. Lutzker

Elliot H. Lutzker, Partner

cc:

Dr. Johnny R. Thomas

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